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EXHIBIT 21

THOMAS GROUP, INC.
SUBSIDIARIES OF THE COMPANY

SUBSIDIARY	JURISDICTION OF INCORPORATION

Thomas Group GmbH	Germany
Thomas Group (Switzerland) GmbH	Switzerland
Thomas Group of Louisiana, Inc.	Delaware
Thomas Group Asia Pte. Ltd.	Singapore
Thomas Group of Sweden	Sweden
Thomas Group Hong Kong	Hong Kong
Innovative Leadership Company Limited	Hong Kong

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THOMAS GROUP, INC. SUBSIDIARIES OF THE COMPANY